Exhibit 21

Name	Jurisdiction of Organization
Carey Agri International Poland Sp. z o.o.	Poland
Multi Trade Company Sp. z o.o.	Poland
Piwnica Wybornych Win Sp. z o.o.	Poland
Polskie Hurtownie Alkoholi Sp. z o.o.	Poland
Astor Sp. z o.o.	Poland
Damianex S.A.	Poland
Agis S.A.	Poland
Onufry S.A.	Poland
Dako Galant Sp. z o.o.	Poland
Panta Hurt Sp. z o.o.	Poland
Multi-Ex S.A.	Poland